# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### April 11, 2013

## ORDER GRANTING CONFIDENTIAL TREATMENT
## UNDER THE SECURITIES EXCHANGE ACT OF 1934

### Alcatel Lucent

### File No. 001-11130 - CF#29446

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Alcatel Lucent submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from an Exhibit to a Form 20-F filed on March 12, 2013.

Based on representations by Alcatel Lucent that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 4.5                  through January 30, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:


Kathleen Krebs
Special Counsel